UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Rallybio Corporation

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

75120L100

(CUSIP Number)

5AM Venture Management, LLC

501 2nd Street, Suite 350

San Francisco, CA 94107

(415) 993-8565

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75120L100

1.	Names of Reporting Persons 5AM Ventures V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,478,969 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,478,969 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,478,969 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by 5AM Ventures V, L.P. (“5AM V”), 5AM Partners V, LLC (“5AM Partners V”), 5AM Opportunities I, L.P. (“5AM Opportunities”), 5AM Opportunities I (GP), LLC (“5AM Opportunities GP”), Andrew J. Schwab (“Schwab”), Dr. Kush Parmar (“Dr. Parmar”) and Dr. Scott M. Rocklage (“Dr. Rocklage”), with 5AM V, 5AM Partners V, 5AM Opportunities, 5AM Opportunities GP, Schwab and Dr. Parmar, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by 5AM V. Schwab, Dr. Parmar and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.

(3)	The percentage of class was calculated based on 32,130,970 shares of common stock outstanding as of May 4, 2022, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 10, 2022.

2

CUSIP No. 75120L100

1.	Names of Reporting Persons 5AM Partners V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,478,969 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,478,969 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,478,969 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 2,478,969 shares held by 5AM V. Schwab, Dr. Parmar and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.

(3)	The percentage of class was calculated based on 32,130,970 shares of common stock outstanding as of May 4, 2022, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 10, 2022.

3

CUSIP No. 75120L100

1.	Names of Reporting Persons 5AM Opportunities I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,251,755 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,251,755 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,251,755 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by 5AM Opportunities. Schwab and Dr. Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)	The percentage of class was calculated based on 32,130,970 shares of common stock outstanding as of May 4, 2022, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 10, 2022.

4

CUSIP No. 75120L100

1.	Names of Reporting Persons 5AM Opportunities I (GP), LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,251,755 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,251,755 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,251,755 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 1,251,755 shares held by 5AM Opportunities. Schwab and Dr. Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)	The percentage of class was calculated based on 32,130,970 shares of common stock outstanding as of May 4, 2022, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 10, 2022.

5

CUSIP No. 75120L100

1.	Names of Reporting Persons Andrew J. Schwab

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,730,724 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,730,724 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,730,724 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.6% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (i) 2,478,969 shares held by 5AM V; and (ii) 1,251,755 shares held by 5AM Opportunities. Schwab, Dr. Parmar and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V. Schwab and Dr. Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(3)	The percentage of class was calculated based on 32,130,970 shares of common stock outstanding as of May 4, 2022, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 10, 2022.

6

CUSIP No. 75120L100

1.	Names of Reporting Persons Dr. Kush Parmar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,807 shares of Common Stock (2)

	8.	Shared Voting Power 3,730,724 shares of Common Stock (3)

	9.	Sole Dispositive Power 16,807 shares of Common Stock (2)

	10.	Shared Dispositive Power 3,730,724 shares of Common Stock (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,747,531 shares of Common Stock (2) (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.7% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 16,807 shares issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options held by Dr. Parmar.

(3)	Includes (i) 2,478,969 shares held by 5AM V; and (ii) 1,251,755 shares held by 5AM Opportunities. Schwab, Dr. Parmar and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V. Schwab and Dr. Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(4)	The percentage of class was calculated based on (i) 32,130,970 shares of common stock outstanding as of May 4, 2022, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 10, 2022 and (ii) options exercisable for 16,807 shares of common stock within 60 days of June 6, 2022.

7

CUSIP No. 75120L100

1.	Names of Reporting Persons Dr. Scott M. Rocklage

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,478,969 shares of Common Stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,478,969 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,478,969 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.7% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 2,478,969 shares held by 5AM V. Schwab, Dr. Parmar and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.

(3)	The percentage of class was calculated based on 32,130,970 shares of common stock outstanding as of May 4, 2022, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 10, 2022.

8

Explanatory Note:       This Amendment No. 1 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2021 (the “Original Schedule 13D”) filed on behalf of 5AM Ventures V, L.P. (“5AM V”), 5AM Partners V, LLC (“5AM Partners V”), 5AM Opportunities I, L.P. (“5AM Opportunities”), 5AM Opportunities I (GP), LLC (“5AM Opportunities GP”), Andrew J. Schwab (“Schwab”), Dr. Kush Parmar (“Dr. Parmar”) and Dr. Scott M. Rocklage (“Dr. Rocklage” and, with 5AM Partners V, 5AM V, 5AM Opportunities, 5AM Opportunities GP, Schwab and Dr. Parmar, collectively, the “Reporting Persons”), relates to the Common Stock, $0.0001 par value per share (“Common Stock”), of Rallybio Corporation, a Delaware corporation (the “Issuer” or “Rallybio”). This Amendment is being filed by the Reporting Persons to report open market sales of Common Stock on February 8, 2022, May 23, 2022 and June 3, 2022. Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased as described in Items 4 and 5 below.

Items 4 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On February 8, 2022, 5AM Ventures V, L.P. sold 139,539 shares of Common Stock and 5AM Opportunities I, L.P. sold 70,461 shares of Common Stock, each in open market transactions for $13.05 per share.

On May 23, 2022, 5AM Ventures V, L.P. sold 66,447 shares of Common Stock and 5AM Opportunities I, L.P. sold 33,553 shares of Common Stock, each in open market transactions for $13.00 per share.

On June 3, 2022, 5AM Ventures V, L.P. sold 99,671 shares of Common Stock and 5AM Opportunities I, L.P. sold 50,329 shares of Common Stock, each in open market transactions for $12.50 per share.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b).	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of June 7, 2022:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
5AM V (1) (2)	2,478,969	0	2,478,969	0	2,478,969	2,478,969	7.7%
5AM Partners V (1) (2)	0	0	2,478,969	0	2,478,969	2,478,969	7.7%
5AM Opportunities (2) (3)	1,251,755	0	1,251,755	0	1,251,755	1,251,755	3.9%
5AM Opportunities GP (2) (3)	0	0	1,251,755	0	1,251,755	1,251,755	3.9%
Schwab (1) (2) (3)	0	0	3,730,724	0	3,730,724	3,730,724	11.6%
Dr. Parmar (1) (3) (4) (5)	16,807	16,807	3,730,724	16,807	3,730,724	3,747,531	11.7%
Dr. Rocklage (1) (2)	0	0	2,478,969	0	2,478,969	2,478,969	7.7%

(1)	Includes 2,478,969 shares of Common Stock held by 5AM V. Schwab, Dr. Parmar and Dr. Rocklage, as Managing Members of 5AM Partners V, share voting and investment authority over the shares held by 5AM V.

(2)	The percentage of class was calculated based on 32,130,970 shares of common stock outstanding as of May 4, 2022, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 10, 2022.

(3)	Includes 1,251,755 shares of Common Stock held by 5AM Opportunities. Schwab and Dr. Parmar, as Managing Members of 5AM Opportunities GP, share voting and investment authority over the shares held by 5AM Opportunities.

(4)	Includes 16,807 shares issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options held by Dr. Parmar.

(5)	The percentage of class was calculated based on (i) 32,130,970 shares of common stock outstanding as of May 4, 2022, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 10, 2022 and (ii) options exercisable for 16,807 shares of common stock within 60 days of June 6, 2022.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

9

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2022

5AM Ventures V, L.P.

By:	5AM Partners V, LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Partners V, LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I, L.P.

By:	5AM Opportunities I (GP), LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I (GP), LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

/s/ Andrew J. Schwab
Andrew J. Schwab

/s/ Dr. Kush Parmar
Dr. Kush Parmar

/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).